UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2014

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended June 30, 2014 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on August 13, 2014 (the “Quarterly Securities Report”).

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as Japanese accounting standards. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2014, filed on July 18, 2014, and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Effective July 1, 2014, we integrated the operations of The Bank of Tokyo-Mitsubishi UFJ, Ltd. in the Americas region with the operations of UnionBanCal Corporation (“UNBC”), which is a wholly owned subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd., and changed UNBC’s corporate name to “MUFG Americas Holdings Corporation.” Effective the same day, Union Bank, N.A., which is MUFG Americas Holdings Corporation’s principal subsidiary and our primary operating subsidiary in the United States, was also renamed “MUFG Union Bank, N.A.”

Risks Relating to Our Business

We describe below the major developments and changes since the filing on June 27, 2014, in Japan of our annual securities report for the fiscal year ended March 31, 2014, that we believe may have a material impact on your investment decision with respect to the risks to our business and other risks. The discussion below contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in “Risks Relating to Our Business” in our most recent annual securities report filed with the Kanto Local Financial Bureau, the Ministry of Finance of Japan.

6. Risks relating to foreign exchange rate

Our business operations are impacted by fluctuations in the foreign currency exchange rate. If foreign exchange rates fluctuate against the Japanese yen, the Japanese yen translation amounts of assets and liabilities of MUFG Americas Holdings Corporation (including its bank subsidiary, MUFG Union Bank, N.A. (“MUAH”)) and Bank of Ayudhya Public Company Limited (“Krungsri”), major subsidiaries of The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, which are denominated in foreign currencies, will also fluctuate. In addition, some of our assets and liabilities are denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our financial condition, including capital ratios, and results of operations.

11. Risks relating to MUAH

Any adverse changes to the business or management of MUAH, one of our major subsidiaries, may negatively affect our financial condition and results of operations. Factors that may negatively affect MUAH’s financial condition and results of operations include adverse economic conditions, including a downturn in the real estate and housing industries in the United States, particularly in California, substantial competition in the banking market in the United States, particularly in California, uncertainty over the U.S. economy, the threat of terrorist attacks, fluctuating prices of natural resources including oil, rising interest rates, restrictions due to U.S. financial regulations, losses from litigation, credit rating downgrades and declines in stock prices of our borrowers, bankruptcies of companies that may occur because of these factors and costs arising because of internal control weaknesses and an inadequate compliance system at MUAH and its subsidiaries.

Business Segment Information

Information on Ordinary Income (Losses) and Net Income (Losses) for Each Reporting Segment

Previous Year First Quarter Financial Reporting Period (from April 1, 2013 to June 30, 2013)

							(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income (Loss)
From Customers	836,462	177,595	166,344	112,073	24,907	1,317,382	—	1,317,382
From Internal Transactions	35,082	19,110	(7,705)	3,168	89,438	139,094	(139,094)	—

Total	871,545	196,705	158,639	115,241	114,345	1,456,477	(139,094)	1,317,382

Net Income	146,959	39,530	39,567	17,479	100,722	344,259	(88,971)	255,287

Notes:

1.	Ordinary income used in the above table is equivalent to revenues generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Adjustments on net income include elimination of inter-segment transactions of 99,862 million yen and 10,890 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.
4.	Net income for “Others” includes 102,358 million yen of dividends from MUFG’s subsidiaries and affiliates.
5.	Net income is adjusted from the net income in the consolidated profit and loss statements for the quarterly financial reporting period ended June 30, 2013.
6.	BTMU, MUTB, MUSHD and CFS stand for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries (*), respectively, on a consolidated basis.

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

First Quarter Financial Reporting Period (from April 1, 2014 to June 30, 2014)

							(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income
From Customers	902,282	149,698	101,003	109,563	39,280	1,031,827	—	1,301,827
From Internal Transactions	16,748	4,172	8,741	9,567	203,439	242,669	(242,669)	—

Total	919,031	153,871	109,744	119,130	242,719	1,544,497	(242,669)	1,301,827

Net Income	184,788	32,688	9,109	15,264	229,932	471,783	(231,291)	240,491

Notes:

1.	Ordinary income used in the above table is equivalent to revenues generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Adjustments on net income include elimination of inter-segment transactions of 262,041 million yen and 30,749 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill, tax expenses and minority interests.
4.	Net income for “Others” includes 230,340 million yen of dividends from MUFG’s subsidiaries and affiliates.
5.	Net income is adjusted from the net income in the consolidated profit and loss statements for the quarterly financial reporting period ended June 30, 2014.
6.	BTMU, MUTB, MUSHD and CFS stand for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries (*), respectively, on a consolidated basis.

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.